Daybreak Oil and Gas, Inc.
601 West Main Ave Suite 1012	Spokane, WA 99201
Office: (509) 232-7674	Fax: (509) 455-8483

September 15, 2008

Via Edgar
United Stated Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Karl Hiller
Branch Chief

Re:
SEC Comment Letter Regarding
Daybreak Oil and Gas, Inc.
Form 10-KSB/A for Fiscal Year Ended February 29, 2008
Filed July 14, 2008
Form 10-Q for Fiscal Quarter Ended May 31, 2008
Filed July 14, 2008
File No. 000-50107

Dear Mr. Hiller:

The purpose of this letter is to confirm the information that was relayed to you in our phone conversation that occurred this morning. Daybreak Oil and Gas will be delayed in filing our responses to the above referenced comment letter due to the infrastructure damage caused by Hurricane Ike.

A number of the Daybreak staff including our President/CEO; our Chief Financial Officer; our Auditors and our SEC attorneys are all located in Houston, Texas. The damage from Hurricane Ike has made it impossible for Daybreak to respond to the SEC comment letter in the requested 10 business day response timeframe. As you have undoubtedly seen on the news, most of Houston is without power and also under a 9 PM to 6 AM curfew.

Daybreak will endeavor to respond as quickly as possible to the comment letter. At this time, we anticipate being able to file a response no later than September 26, 2008.

If you should have any questions, please contact me at our office in Spokane, Washington at (509) 232-7674.

Sincerely,

/s/ THOMAS C. KILBOURNE
Thomas C. Kilbourne
Controller